Exhibit 12.1

EP ENERGY LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Successor						Predecessor
	Nine Months Ended September 30,		Years Ended December 31,			March 23 (inception) to December 31,	January 1 to May 24,	Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2012	2011
Earnings
Income (loss) from continuing operations before income taxes	$114	$(30)	$(4,326)	$1,262	$42	$(305)	$321	$628
Loss from equity investees	—	—	—	—	12	2	5	7
Income (loss) before income taxes before adjustment for loss from equity investees	114	(30)	(4,326)	1,262	54	(303)	326	635

Fixed charges	235	262	346	339	342	231	18	25
Distributed income of equity investees	—	—	—	—	24	14	8	46
Capitalized interest	(3)	(12)	(14)	(21)	(19)	(12)	(4)	(10)
Total earnings available for fixed charges	$346	$220	$(3,994)	$1,580	$401	$(70)	$348	$696

Fixed charges
Interest and debt expense	$234	$261	$344	$337	$340	$230	$18	$25
Interest component of rent	1	1	2	2	2	1	—	—
Total fixed charges	$235	$262	$346	$339	$342	$231	$18	$25

Ratio of earnings to fixed charges(1)	1.47x	—	—	4.66x	1.17x	—	19.33x	27.84x

(1)
Earnings for the nine months ended September 30, 2015 were inadequate to cover fixed charges by $42 million. Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges by $4,340 million, primarily due to non-cash impairment charges of approximately $4.3 billion associated with proved and unproved oil and natural gas properties related to a decline in commodity prices. Earnings for the period from March 23 (inception) to December 31, 2012 were inadequate to cover fixed charges by $301 million.

For purposes of computing these ratios, earnings means income (loss) from continuing operations before income taxes before income or loss from equity investees, adjusted to reflect actual distributions from equity investments and fixed charges less capitalized interest.  Fixed charges means the sum of interest costs (not including interest on tax liabilities which is included in income tax expense on our income statement), amortization of debt costs and that portion of rental expense we believe reflects a reasonable approximation of the interest component of rent expense.